Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Schwab Balanced Fund, Schwab Target 2010 Fund, Schwab Target 2015 Fund, Schwab Target 2020 Fund, Schwab Target 2025 Fund, Schwab Target 2030 Fund, Schwab Target 2035 Fund, Schwab Target 2040 Fund, Schwab Target 2045 Fund, Schwab Target 2050 Fund, Schwab Target 2055 Fund, Schwab Target 2060 Fund, Schwab Monthly Income Fund – Moderate Payout, Schwab Monthly Income Fund – Enhanced Payout, Schwab Monthly Income Fund – Maximum Payout, Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio, Schwab MarketTrack All Equity Portfolio, Schwab Target 2010 Index Fund, Schwab Target 2015 Index Fund, Schwab Target 2020 Index Fund, Schwab Target 2025 Index Fund, Schwab Target 2030 Index Fund and Schwab Target 2035 Index Fund (twenty five of the portfolios comprising Schwab Capital Trust, hereafter referred to as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Except for Schwab Target 2010 Index Fund, Schwab Target 2015 Index Fund, Schwab Target 2020 Index Fund, Schwab Target 2025 Index Fund, Schwab Target 2030 Index Fund and Schwab Target 2035 Index Fund we have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 5, 2017, and from October 31, 2016 (date of our last evaluation) through September 5, 2017. In regards to Schwab Target 2010 Index Fund, Schwab Target 2015 Index Fund, Schwab Target 2020 Index Fund, Schwab Target 2025 Index Fund, and Schwab Target 2030 Index Fund, we have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 5, 2017, and from March 31, 2017 (date of our last evaluation) through September 5, 2017. In regards to Schwab Target 2035 Index Fund, we have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 5, 2017, and from May 5, 2017 (first date that an underlying fund was purchased by the Schwab Target 2035 Index Fund) through September 5, 2017.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 5, 2017, and from October 31, 2016 (or March 31, 2017 for Schwab Target 2010 Index Fund, Schwab Target 2015 Index Fund, Schwab Target 2020 Index Fund, Schwab Target 2025 Index Fund, and Schwab Target 2030 Index Fund, or May 5, 2017 for Schwab Target 2035 Index Fund) through September 5, 2017, with respect to securities reflected in the investment accounts of the Funds.

Schwab Capital Trust

/s/ Marie Chandoha
Marie Chandoha
President and Chief Executive Officer
/s/ Mark Fischer
Mark Fischer
Treasurer and Chief Financial Officer
March 2, 2018
Date

Report of Independent Accountants

To the Board of Trustees of Schwab Capital Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Schwab Balanced Fund, Schwab Target 2010 Fund, Schwab Target 2015 Fund, Schwab Target 2020 Fund, Schwab Target 2025 Fund, Schwab Target 2030 Fund, Schwab Target 2035 Fund, Schwab Target 2040 Fund, Schwab Target 2045 Fund, Schwab Target 2050 Fund, Schwab Target 2055 Fund, Schwab Target 2060 Fund, Schwab Monthly Income Fund – Moderate Payout, Schwab Monthly Income Fund – Enhanced Payout, Schwab Monthly Income Fund – Maximum Payout, Schwab MarketTrack Growth Portfolio, Schwab MarketTrack Balanced Portfolio, Schwab MarketTrack Conservative Portfolio, Schwab MarketTrack All Equity Portfolio, Schwab Target 2010 Index Fund, Schwab Target 2015 Index Fund, Schwab Target 2020 Index Fund, Schwab Target 2025 Index Fund, Schwab Target 2030 Index Fund and Schwab Target 2035 Index Fund (twenty five of the portfolios comprising Schwab Capital Trust, hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 5, 2017. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed (without prior notice to management) as of September 5, 2017, and with respect to agreement of security purchases and sales for 1) the period from October 31, 2016 (the date of our last examination for all funds except for Schwab Target 2010 Index Fund, Schwab Target 2015 Index Fund, Schwab Target 2020 Index Fund, Schwab Target 2025 Index Fund, Schwab Target 2030 Index Fund and Schwab Target 2035 Index Fund) through September 5, 2017, 2) in relation to Schwab Target 2010 Index Fund, Schwab Target 2015 Index Fund, Schwab Target 2020 Index Fund, Schwab Target 2025 Index Fund, and Schwab Target 2030 Index Fund, for the period from March 31, 2017 (date of our last examination) through September 5, 2017, and 3) in relation to Schwab Target 2035 Index Fund, for the period from May 5, 2017 (first date that an underlying fund was purchased by the Schwab Target 2035 Index Fund) through September 5, 2017:

•	Confirmation of Charles Schwab & Co, Inc.‘s (“CSC”) omnibus accounts for the underlying mutual fund investments at September 5, 2017 with the underlying mutual funds’ transfer agents.

•	Reconciliation of the omnibus accounts for the underlying mutual fund investments per the books and records of CSC to the omnibus accounts for the underlying mutual fund investments per the books and records of their transfer agents, at September 5, 2017, in all material respects.

•	Agreement of the Funds’ underlying mutual fund investments at September 5, 2017 as recorded on the books and records of the Funds to the shareholder books and records of CSC.

•	Agreement of a sample of security purchases and security sales of the underlying mutual fund investments for, 1) the period from October 31, 2016 (for all funds except for Schwab Target 2010 Index Fund, Schwab Target 2015 Index Fund, Schwab Target 2020 Index Fund, Schwab Target 2025 Index Fund, Schwab Target 2030 Index Fund and Schwab Target 2035 Index Fund) or 2) the period from March 31, 2017 (for the Schwab Target 2010 Index Fund, Schwab Target 2015 Index Fund, Schwab Target 2020 Index Fund, Schwab Target 2025 Index Fund, and Schwab Target 2030 Index Fund), or 3) the period from May 5, 2017 (for the Schwab Target 2035 Index Fund) through September 5, 2017, from the books and records of the Funds to the books and records of CSC.

We believe that our examinations provide, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 5, 2017 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Schwab Capital Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

PricewaterhouseCoopers LLP

San Francisco, California

March 2, 2018

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1.	Investment Company Act File Number:						Date examination completed:

	811-7704						September 5, 2017
2.	State Identification Number:
	AL		AK	60084866	AZ	81071	AR	60036854	CA	505-6972	CO	IC 1993 06 160
	CT	1094300	DE		DC	60062000	FL		GA	SC-MF-019938	HI
	ID	78441	IL	60005106	IN	93-0319 IC	IA	I-97519	KS	2017S0000289	KY	60370413
	LA	170653	ME	10051856	MD	SM20162186	MA		MI	982500	MN	R-36652.1
	MS	60075961	MO	R2016-1,760	MT	101136	NE	107925	NV		NH	MF16-0084601
	NJ	BEM-7141	NM	57300	NY	S33-93-48	NC	3181	ND	CG513	OH	BE1640797
	OK	SE-2228765	OR	2016-1846	PA	1993-05	RI		SC	MF22012	SD	70655
	TN	RN2017B-0765	TX	C 116532	UT	007-4102-90	VT	8/23/16-03	VA	116961	WA	60076697
	WV	93339	WI	777234-03	WY	18237	PUERTO RICO			52392
	Other (specify):
3.	Exact name of investment company as specified in registration statement:

	Schwab Target 2035 Index Fund (one of the series in Schwab Capital Trust)
4.	Address of principal executive office: (number, street, city, state, zip code)

	211 Main Street, San Francisco, CA 94105